UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*

                             A. O. SMITH CORPORATION
                                (Name of Issuer)

                     Class A Common Stock,  $5.00 par value
                         (Title of Class of Securities)

                                  831-865-10-0
                                 (CUSIP Number)


   Check the following box if a fee is being paid with this statement /_/.
   (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

   CUSIP No. 831-865-10-0              13G

   1       NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Smith Investment Company             IRS ID #39-6043416
              Lloyd B. Smith                       SS ####-##-####
              Arthur O. Smith                      SS ####-##-####

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

              Not Applicable

   3       SEC USE ONLY

   4       CITIZENSHIP OR PLACE OF ORGANIZATION

              Smith Investment Company             - Delaware
              Lloyd B. Smith                       - United States
              Arthur O. Smith                      - United States

   NUMBER OF     5  SOLE VOTING POWER

   SHARES                Smith Investment Company  -  5,378,168

   BENEFICIALLY  6  SHARED VOTING POWER

   OWNED BY               -0-

   EACH          7  SOLE DISPOSITIVE POWER

   REPORTING             Smith Investment Company -  5,378,168

   PERSON        8  SHARED DISPOSITIVE POWER

   WITH                  -0-

   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Smith Investment Company             - 5,378,168
              Lloyd B. Smith                       - 0
              Arthur O. Smith                      - 0


   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

              Lloyd B. Smith                       /x/
              Arthur O. Smith                      /x/

   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              Smith Investment Company             - 89.2%
              Lloyd B. Smith                       - 0%
              Arthur O. Smith                      - 0%

   12      TYPE OF REPORTING PERSON*

              Smith Investment Company             - CO
              Lloyd B. Smith                       - IN
              Arthur O. Smith                      - IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1(a)  Name of Issuer:

              A. O. Smith Corporation

   Item 1(b)  Address of Issuer's Principal Executive Officers:

              11270 West Park Place
              Milwaukee, Wisconsin 53224

   Item 2(a)  Name of Person Filing:

              Smith Investment Company I.R.S.  I.D. No. 39-6043416
              L. B. Smith -- S.S. No. ###-##-####
              Arthur O. Smith -- S.S. No. ###-##-####

   Item 2(b)  Address of Principal Business Office or, if note, Residence:

              Smith Investment Company
              11270 West Park Place
              Milwaukee, Wisconsin 53224

              L. B. Smith
              11270 West Park Place
              Milwaukee, Wisconsin 53224

              Arthur O. Smith
              11270 West Park Place
              Milwaukee, Wisconsin 53224


   Item 2(c)  Citizenship

              Delaware -- Smith Investment Company
              United States -- L. B. Smith and Arthur O. Smith

   Item 2(d)  Title of Class or Securities:

              Class A Common Stock,  $5.00 par value

   Item 2(e)  CUSIP Number

              831-865-10-0

   Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not applicable

   Item 4.    Ownership

                    As of December 31, 1994,  Smith Investment Company owned
              5,378,168 shares* of A. O. Smith Corporation Class A Common
              Stock or approximately 89.2% of the outstanding stock.    Smith
              Investment Company has sole power to vote and dispose of such shares.

                    Mr. Arthur O. Smith is Chairman and Chief Executive
              Officer and a director of Smith Investment Company; During 1993, Mr. Lloyd B. Smith retired as Vice President and a director of Smith Investment Company.

                    On December 31, 1994,  Arthur O. Smith owned beneficially
              121,845 shares, and his wife owned of record and beneficially 3,485 shares of the outstanding capital stock of Smith Investment Company ("SICO") and 195,730 shares were held in various trusts for the benefit of the wife and issue of
              Arthur O. Smith.    On December 31, 1994,  Lloyd B. Smith owned
              beneficially 7,002 shares of the outstanding capital stock of SICO and 306,003 shares were held in various trusts for the
              benefit of the wife and issue of Lloyd B. Smith.    In
              addition, Messrs. Smith were trustees of various trusts for the benefit of persons other than themselves, their wives and issue, which trusts held an aggregate of 522,960 shares of the capital stock of SICO outstanding on December 31, 1994.
              Messrs. Smith have shared investment and voting power on all
              trusts for which they are co-trustees.    On all other trusts
              one or the other shares trust powers with at least one other
              person.    The shares of capital stock of SICO held
              beneficially by Messrs. Smith and their wives, together with shares held by Messrs. Smith in trust for others comprised 69.4% of the 1,667,635 outstanding shares of capital stock of
              SICO on December 31, 1994.    Messrs. Smith disclaim that any
              of the foregoing interests in the capital stock of SICO constitute beneficial ownership of any Class A Common Stock of
              A. O. Smith Corporation.

     * Of these, 200,000 shares are held by SCAP Corporation, a wholly owned subsidiary of Smith Investment Company.


   Item 5     Ownership of Five Percent or Less of a Class:

              Not applicable

   Item 6     Ownership of More than Five Percent on Behalf of Another
              Person:

              Not applicable

   Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
              Company:

              Not applicable

   Item 8     Identification and Classification of Members of the Group:

              Not applicable

   Item 9     Notice of Dissolution of Group:

              Not applicable

   Item 10    Certification

              Not applicable

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SMITH INVESTMENT COMPANY

                                       /s/ Arthur O. Smith
                                       Arthur O. Smith, Chairman & CEO
                                       January 25, 1995

                                       /s/ L. B. Smith
                                       L. B. Smith
                                       January 25, 1995

                                       /s/ Arthur O. Smith
                                       Arthur O. Smith
                                       January 25, 1995